UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

51Talk Online Education Group

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

16954L 204(1)

(CUSIP Number)

Jack Jiajia Huang

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

With copies to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, China +86 (10) 6535-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) CUSIP number 16954L 204 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the NYSE American under the symbol “COE.” Each ADS represents 60 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954L 204	13D/A	Page 2 of 5 Pages

1	Names of Reporting Persons Jack Jiajia Huang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 88,934,299 (1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 88,934,299 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,934,299 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.8%. The voting power of the shares beneficially owned represented 39.3% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1) Represents (i) 3,415,800 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,364,095 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 228,660 Class A ordinary shares in the form of ADSs held by Ting Shu, (iv) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (v) 15,535,423 Class B ordinary shares held by Dasheng Online Limited. Each of Dasheng Global, Dasheng Online and Dasheng Holdings is a British Virgin Islands company. Mr. Huang is the sole director of Dasheng Global, and Ms. Shu is the sole director of Dasheng Online. Each of Dasheng Global and Dasheng Online is wholly beneficially owned by Dasheng Holdings, which is in turn wholly owned by the Trust, for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). S.B. Vanwall Ltd. is the sole director of Dasheng Holdings appointed by the Trustee. The settlors of the Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under the Trust. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, Dasheng Holdings, the Trust, the Trustee, Mr. Huang and Ms. Shu may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the ordinary shares beneficially owned by other members constituting such group. All shares beneficially owned by the Trust are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Accordingly, the Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 29, 2024 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 204	13D/A	Page 3 of 5 Pages

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 5 to Statement on Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on July 25, 2022, as amended by Amendment No. 1 thereto filed on October 5, 2022， by Amendment No. 2 thereto filed on July 10, 2023, by Amendment No. 3 thereto filed on November 29, 2023 and by Amendment No. 4 thereto filed on February 22, 2024 (as so amended, the “Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

Item 2.	Identity and Background

Items 2(a) through (f) of the Statement are hereby amended and restated as follows:

(a), (b), (c) and (f): This Schedule 13D amendment is being filed by Jack Jiajia Huang (the “Reporting Person”). The Reporting Person is a citizen of the People’s Republic of China. The business address of the Reporting Person is 24 Raffles Place #17-04 Clifford Centre, Singapore 048621. The Reporting Person is the founder, chairman and chief executive officer of the Issuer.

(d) and (e): During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 16954L 204	13D/A	Page 4 of 5 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated by the following:

Dasheng Global entered into Rule 10b5-1 trading plans, dated as of March 31, 2022 and June 30, 2022, respectively, with Tiger Brokers (Singapore) Pte Ltd (the “Trading Plans”). Under the Trading Plans, Dasheng Global proposes to purchase a total of 1,100,000 ADSs of the Issuer. Pursuant to the Trading Plans, through the date hereof, Dasheng Global has purchased 1,025,415 ADSs in the open market for approximately US$1.6 million, using its capital from previous disposition of its holding of the Issuer’s ADSs. On December 15, 2022, the Issuer effected a change of the ratio of its ADSs to Class A ordinary shares from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares.

Dasheng Global entered into a Rule 10b5-1 trading plan, dated as of June 30, 2023, with Tiger Brokers (Singapore) Pte Ltd (the “2023 Trading Plan”). Under the 2023 Trading Plan, Dasheng Global proposes to purchase a total of 250,000 ADSs of the Issuer. Pursuant to the 2023 Trading Plan, Dasheng Global has purchased 103,223 ADSs in the open market for approximately US$0.8 million from October 20, 2023 through February 20, 2024, using its own capital.

In addition, from March 28 through September 19, 2022, Dasheng Global purchased a total of 562,106 ADSs of the Issuer in the open market for approximately US$0.9 million, using its capital from previous disposition of its holding of the Issuer’s ADSs. From September 20, 2022 through June 30, 2023, Dasheng Global purchased a total of 102,984 ADSs of the Issuer in the open market for approximately US$0.7 million using its own capital. From August 31, 2023 through September 23, 2023, Dasheng Global purchased a total of 26,315 ADSs of the Issuer in the open market for approximately US$0.2 million, using its own capital.

From June 14, 2024 through June 29, 2024 Mr. Jack Jiajia Huang purchased a total of 53,827 ADSs of the Issuer in the open market for approximately US$0.5 million, using his own capital.

Apart from the foregoing open-market purchases, (i) the 1,599,960 Class A ordinary shares of the Issuer in the form of ADSs held by Dasheng Global, and the 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang are shares issuable or issued to Mr. Huang pursuant to share awards granted under the Issuer’s share incentive plans, and (ii) the 228,660 Class A ordinary shares of the Issuer in the form of ADSs held by Ms. Shu, are shares issuable or issued to Ms. Shu pursuant to share awards granted under the Issuer’s share incentive plans, and (iii) the 30,390,321 Class B ordinary shares of the Issuer and the 15,535,423 Class B ordinary shares of the Issuer have been held by Dasheng Global and Dasheng Online, respectively, since the completion of the initial public offering of the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated as follows:

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The open-market purchases were made for investment purposes.

Except for potential future purchases under the 2024 Trading Plan and potential future receipt of awards that may be granted to Mr. Huang under the Issuer’s share incentive plans, the Reporting Person has no present plan or proposal to acquire additional securities of the Issuer. The Reporting Person intends to review his shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 16954L 204	13D/A	Page 5 of 5 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a) and (b):

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D amendment are hereby incorporated by reference in this Item 5.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 29, 2024 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(c): Except as set forth on Schedule I attached hereto, the Reporting Person has not effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D amendment, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated by the following:

The information set forth in Item 3 is hereby incorporated by reference in its entirety. A form of the Trading Plans is attached as Exhibit A and the 2023 Trading Plan is attached as Exhibit B, all of which are incorporated herein by reference.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated as follows:

Exhibit No.	Description

A	Form of Rule 10b5-1 Trading Plans (incorporated by reference to Exhibit B to Schedule 13D filed on July 25, 2022 by the reporting person with the Securities and Exchange Commission)

B	Rule 10b5-1 Trading Plan Agreement (incorporated by reference to Exhibit C to Schedule 13D amendment filed on November 29, 2023 by the reporting person with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2024

Jack Jiajia Huang	/s/ Jack Jiajia Huang

Schedule I

60-Day Trading History

Trade Date	Amount of ADSs (Each Representing 60 Class A Ordinary Shares) Purchased	Weighted Average Price Per ADS (US$)
June 14, 2024	2,576	7.42
June 15, 2024	7	7.55
June 17, 2024	5,775	8.29
June 18, 2024	9,050	9.24
June 19, 2024	1,400	9.18
June 20, 2024	3,299	9.59
June 21, 2024	2,003	9.91
June 22, 2024	1,073	9.99
June 24, 2024	4,000	9.64
June 25, 2024	2,952	9.79
June 26, 2024	2,052	10.20
June 27, 2024	17,640	11.83
June 29, 2024	2,000	13.02

The above transactions were effected by Jack Jiajia Huang in the open market.